CONFIDENTIAL TREATMENT REQUESTED: Certain portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk (“[*****]”) to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

LICENSE, DEVELOPMENT AND COMMERCIALIZATION AGREEMENT

between

JANSSEN PHARMACEUTICA NV

and

PROVENTION BIO, INC.

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LICENSE, DEVELOPMENT AND COMMERCIALIZATION AGREEMENT

This license, development and commercialization agreement, effective as of the last date of execution by the parties hereto (“Effective Date”), is between Janssen Pharmaceutica NV, a company organized under the laws of Belgium, with its principal offices at Turnhoutseweg 30, 2340 Beerse, Belgium (“Janssen”) and Provention Bio, Inc., a company organized under the laws of Delaware, with its principal offices at 110 Old Driftway Lane, Lebanon, New Jersey 08833 (“Provention”).

BACKGROUND

Janssen conducts research and develops therapeutic compounds for a variety of focus areas, including a colony stimulating factor 1 receptor (“CSF1R”) inhibitor compound (designated “JNJ-40346527”).

Provention develops and commercializes therapeutic compounds for the treatment of various human diseases.

The parties want to have Provention develop and commercialize JNJ-40346527 for therapeutic use in human inflammatory bowel disease, including Crohn’s Disease and ulcerative colitis.

The parties therefore agree as follows:

ARTICLE 1: DEFINITIONS

1.1	“1st Indication” or “First Indication” means any indication listed under the header “INDICATIONS AND USAGE” of a Product’s approved label upon Regulatory Approval for the Product by a Regulatory Authority, including any patient group, population or subpopulation, including but not limited to an indication for treatment in the Field.

1.2	“2nd Indication” or “Second Indication” means any disease or condition listed under the header “INDICATIONS AND USAGE” of a Product’s approved label upon Regulatory Approval for the Product by a Regulatory Authority other than the First Indication.

1.3	“Affiliate” means, with respect to any person, any other person that directly or indirectly controls, is controlled by or is under direct or indirect common control with, such person. For purposes of this section 1.3, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise. Control of any person by another person shall be presumed if fifty percent (50%) or more of the securities or other ownership interests representing the equity, the voting stock or general partnership interest of the first person are owned, controlled or held, directly or indirectly, by the other person, or by an Affiliate of the other person. A person, for the purpose of this definition, means any individual, corporation, partnership, association, joint-stock company, trust, unincorporated organization or government or political subdivision thereof.

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1.4	“BLA” means a biologics license application, or similar application, submitted to a Regulatory Authority.

1.5	“Calendar Quarter” means a calendar quarter during any Calendar Year based on the J&J Universal Calendar for that year consistent with the J&J Universal Calendar used for Janssen’s internal business purposes; provided, however that the last Calendar Quarter under this agreement will extend from the first day of such Calendar Quarter until the effective date of the termination or expiration of this agreement.

1.6	“Calendar Year” means a calendar year during the term of this agreement based on the J&J Universal Calendar for that year consistent with the J&J Universal Calendar used for Janssen’s internal business purposes; provided, however that the last Calendar Year under this agreement shall extend from the first day of such Calendar Year until the effective date of the termination or expiration of this agreement.

1.7	“Change of Control” means a transaction or series of related transactions that result in (a) the holders of outstanding voting securities of a Party immediately prior to such transaction ceasing to represent at least fifty percent (50%) of the combined outstanding voting power of the surviving entity immediately after such transaction; (b) any Third Party (other than a trustee or other fiduciary holding securities under an employee benefit plan) becoming the beneficial owner of fifty percent (50%) or more of the combined voting power of the outstanding securities of a Party; or (c) a sale or other disposition to a Third Party of all or substantially all of a Party’s assets or business.

1.8	“Clinical Trial” means any research study of a therapeutic product with human subjects designed to provide specific data to determine either or both the safety and efficacy of such product.

1.9	“Commercialize” or “Commercialization” means any action directed to marketing, promoting, distributing, importing or selling a pharmaceutical product, obtaining pricing or reimbursement approvals for that product and Clinical Trials of a Product conducted after Regulatory Approval for that Product, including label expansion, pricing/reimbursement, epidemiological, modeling and pharmacoeconomic, voluntary post-marketing surveillance and health economics studies.

1.10	“Confidential Information” means any information or data, including all scientific, pre-clinical, clinical, regulatory, manufacturing, marketing, financial and commercial information or data, whether communicated in writing, electronically or orally or by any other method, that is identified as confidential.

1.11	“Control” or “Controlled” means, with respect to intellectual property, the ownership or other legal authority or right of a Party to grant a license or sublicense of intellectual property to the other Party, in all cases as of the Effective Date or at any time during the Term.

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1.12	“Combination Product” means (i) a Product that contains at least one Compound and at least one additional therapeutically active ingredient that is not a Compound, or (ii) a product consisting of one or more separate drugs, devices, tests, kits or biological products and sold together with a Product containing or consisting of a Compound (alone or with other active ingredients) in a single package or as a unit.

1.13	“Compound” means JNJ-40346527, and derivatives, related compounds, combinations, precursors, conjugates and potential modifications thereof.

1.14	“Development” or “Develop” means any non-clinical and clinical drug development activities from the initiation of GLP studies that are undertaken or planned in order to obtain or maintain Regulatory Approval.

1.15	“Diligent Efforts” means those efforts and resources reasonably and normally used in the development and commercialization by bio-pharmaceutical companies for a product that is of similar market potential, at a similar stage in its development or product life, and that has a similar potential market opportunity as the applicable Product, taking into account issues of safety, efficacy, target product profile, proprietary position and profitability of the Product, and other relevant regulatory, scientific, technical, business, marketing, and commercial factors.

1.16	“EMA” means the European Medicines Agency or any successor agency that is responsible for reviewing applications seeking approval for the sale of pharmaceuticals in the EU.

1.17	“European Commission” means the European Commission or any successor agency that is responsible for granting marketing approvals authorizing the sale of pharmaceuticals in the EU.

1.18	“European Union” or “EU” means the countries of the European Union, as the European Union is constituted as of the Effective Date and as it may be modified from time to time.

1.19	“FDA” means the U.S. Food and Drug Administration, or any successor government agency that is responsible for approving the sale of pharmaceuticals in the United States.

1.20	“Field” means human use for inflammatory bowel disease, including Crohn’s Disease and ulcerative colitis.

1.21	“First Commercial Sale” means, with respect to any Product, the first arm’s length sale of such Product to a Third Party in a country of the Territory by a Party, its Affiliate(s) or sublicensee(s) for use or consumption in such country following Regulatory Approval. Sales prior to receipt of marketing and pricing approvals, such as so-called “treatment IND sales,” “named patient sales” and “compassionate use sales” shall not be considered a “First Commercial Sale.”

1.22	“HSR Act” means (a) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, and (b) any applicable foreign equivalent thereof.

1.23	“HSR Clearance Date” means the expiration or termination of all applicable waiting periods and requests for information (and any extensions thereof) under the HSR Act.

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1.24	“HSR Filing” means (a) filings by Provention and Janssen with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice of a Notification and Report Form for Certain Mergers and Acquisitions (as that term is defined in the HSR Act) with respect to the matters set forth in this agreement, together with all required documentary attachments thereto, or (b) equivalent filings with relevant foreign authorities.

1.25	“Invention” means any process, method, use, protocol, formula, data, composition of matter, article of manufacture, discovery or finding, in each case whether or not patentable.

1.26	“Joint Know-How” means all information, materials, Inventions and trade secrets, not generally known to the public, that are not Joint Patent Rights, discovered, developed, or conceived of jointly by employees of Provention and Janssen or their Affiliates, or by others acting on behalf of Provention and Janssen, in the course of activities undertaken under this agreement.

1.27	“Joint Patent Rights” means all Patent Rights Controlled jointly by both (i) Janssen and (ii) Provention or any of its Affiliates that would be infringed by the making, using, selling, offering for sale, or import of a Product, but for the licenses granted in this agreement. Joint Patent Rights shall be set forth on Schedule 4, which shall be updated from time to time by the Parties.

1.28	“Janssen Know-How” means Janssen proprietary data, including Know-How that are not Janssen Patent Rights, and that are Controlled by Janssen or any of its Affiliates. Janssen Know-How includes Benchmark Data (as defined in Schedule 1).

1.29	“Janssen Patent Rights” means all Patent Rights Controlled by Janssen or any of its Affiliates that would be infringed by the making, using, selling, offering for sale, or import of a Product, but for the licenses granted in this agreement. Janssen Patent Rights shall be set forth on Schedule 3, which shall be updated from time to time by the Parties to account for the progress of patent prosecution and additional Patent Rights on the JNJ-40346527 compound that Janssen Controls during the Term.

1.30	“Know-How” means all information, materials, Inventions and trade secrets, not generally known to the public, that are Controlled by a Party or any of its Affiliates (a) (i) as of the Effective Date, or (ii) are discovered, created or developed, in the course of the Party’s performance of activities under this agreement, and (b) are related to the discovery, Development, use, Manufacture or Commercialization of any Product.

1.31	“MAA” means a marketing authorization application, or similar application: (a) submitted to the EMA in the European Union; or (b) submitted to a Regulatory Authority in the United Kingdom in the event the United Kingdom ceases to be subject to the jurisdiction of the EMA, for instance as a consequence of its exit from the European Union.

1.32	“MAA Approval” means (i) receipt of regulatory approval for a Product for the relevant indication in at least one of France, Germany, Italy, Spain, and United Kingdom, and (ii) if required for marketing, receipt of pricing/reimbursement approval for such Product for such indication in such country.

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1.33	“Major Market” means any of the United States, the EU and Japan.

1.34	“Manufacturing” or “Manufacture” means the activities relating to producing a Product, including purchasing raw materials and intermediates, producing active pharmaceutical ingredient, formulating and tableting, and all related quality control and quality assurance activities and all storage, shipping, handling, packaging and manufacturing technical transfer activities.

1.35	“MHLW” means Japan’s Ministry of Health, Labor and Welfare, or any successor government agency that is responsible for approving the sale of pharmaceuticals in Japan.

1.36	“NDA” means a new drug application, or similar application, submitted to the FDA in the United States.

1.37	“Net Sales” means the gross amount invoiced by the licensee or its Related Parties in arms-length sales of a Product in the Field to a Third Party, less the following customary and commercially reasonable deductions, determined in accordance with U.S. generally accepted accounting principles and internal policies and actually taken, paid, accrued, allocated, or allowed based on good faith estimates:

(a)	trade, cash and/or quantity discounts, allowances, and credits, excluding commissions for commercialization;

(b)	excise taxes, use taxes, tariffs, sales taxes and customs duties, and/or other government charges imposed on the sale of Product (including VAT, but only to the extent that such VAT taxes are not reimbursable or refundable), specifically excluding, for clarity, any income taxes assessed against the income arising from such sale;

(c)	compulsory or negotiated payments and cash rebates or other expenditures to governmental authorities (or designated beneficiaries thereof) in the context of any national or local health insurance programs or similar programs; including, but not limited to, pay-for-performance agreements, risk sharing agreements as well as government levied fees as a result of the Affordable Care Act;

(d)	rebates, chargebacks, administrative fees, and discounts (or equivalent thereof) to managed health care organizations, group purchasing organizations, insurers, pharmacy benefit managers (or equivalent thereof), specialty pharmacy providers, governmental authorities, or their agencies or purchasers, reimbursers, or trade customers, as well as amounts owed to patients through co-pay assistance cards or similar forms of rebate to the extent the latter are directly related to the prescribing of the Product;

(e)	outbound freight, shipment and insurance costs to the extent included in the price and separately itemized on the invoice price;

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(f)	retroactive price reductions, credits or allowances actually granted upon claims, rejections or returns of Product, including for recalls or damaged or expired goods, billing errors and reserves for returns;

(g)	any invoiced amounts which are not collected by the selling party or its Affiliates, including bad debts; and

(h)	any deductions in the context of payments that are due or collected significantly after invoice issuance.

All aforementioned deductions shall only be allowable to the extent they are commercially reasonable by the licensee and shall be determined, on a country-by-country basis, as incurred in the ordinary course of business in type and amount verifiable based on the licensee and its Related Parties’ reporting system. All such discounts, allowances, credits, rebates, and other deductions shall be fairly and equitably allocated to Product and other products, if applicable, of the licensee and its Related Parties such that Product does not bear a disproportionate portion of such deductions.

The following provisions shall also apply to Net Sales:

(i)	Sales of Product by and between a licensee and its Affiliates and sublicensees are not sales to Third Parties and shall be excluded from Net Sales calculations for all purposes.

(ii)	Sales of Product for the use in conducting clinical trials or other scientific testing of Product in a country shall be excluded from Net Sales calculations for all purposes.

(iii)	Compassionate and named patient sales or sales on an Affordable Basis shall be excluded from Net Sales calculations for all purposes. “Affordable Basis” shall mean making a product available to patients at lowest cost possible. For clarification, Affordable Basis is satisfied if a Party sells such product for no more than the Cost of Goods Sold plus an additional percentage that is required to cover the costs and expenses of such Party’s commercialization and logistics activities with respect to such product in the applicable country. In determining Affordable Basis, the Parties recognize that, to the extent that a Party engages a Third Party in the commercialization of a product on an Affordable Basis, such Third Party shall be entitled to a reasonable profit margin, as customary in the generic drug industry for such country; provided that the applicable Party uses commercially reasonable efforts to minimize such Third Party profits.

(iv)	Any disposition of the Product as free samples, donations, patient assistance, test marketing programs or other similar programs or studies, shall be excluded from Net Sales calculations for all purposes.

In the case of any sale that is not invoiced, Net Sales are calculated at the time of transfer of title of the Product based on the gross selling price in that transaction. In the case of any sale or disposal for value other than in an arms-length transaction exclusively for money, such as barter or counter trade, Net Sales are calculated as above on the value of the consideration received or the fair market value (if higher) of the Product in the country of sale or disposal.

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In the event that any Product is sold in the form of Combination Products containing one or more other products, where all products in such Combination Product are sold separately, Net Sales for such Combination Products will be calculated by multiplying actual Net Sales of such Combination Products by the fraction A/(A+B) where A is the invoice price of the Product if sold separately, and B is the total invoice price of any other product or products in the combination if sold separately. To the extent that one or more of the products, including the Product, in any Combination Product are not sold separately, the following provisions shall apply:

(1)	If the Product contained in the Combination Product is sold separately, but none of the other products included in such Combination Product are sold separately, Net Sales shall be calculated by multiplying actual Net Sales of such Combination Product as determined under the first paragraph of this Section 1.37, by the fraction A/C, where A is the net invoice price of such Product component as sold separately in such country, and C is the net invoice price of the Combination Product in such country.

(2)	If the Product component of the Combination Product is not sold separately, but the other product(s) included in the Combination Product are sold separately in such country, Net Sales shall be calculated by multiplying actual Net Sales of such Combination Product in such country as determined under the first paragraph of this Section 1.37, by the fraction (C-D)/C, where C is the net invoice price of the Combination Product, and D is the sum of the net invoice prices charged for the other product(s) in the Combination Product.

(3)	If none of the product(s) included in the Combination Product, including the Product, are sold separately, or if the Product is intended to be sold as a fixed dose combination, Net Sales for the purpose of determining royalties due hereunder for the Combination Product shall be determined by mutual agreement of the Parties in good faith taking into account the perceived relative value contributions of the Product portion of the Combination Product and the other product(s) in the Combination Product. In case of disagreement, an independent expert agreed upon by both Parties or, failing such agreement, designated by the International Chamber of Commerce, shall determine such relative value contributions and such determination shall be final and binding upon the Parties.

Net Sales includes sales of a Product to the U.S. Strategic National Stockpile, or to equivalent governmental agencies in U.S. states or foreign jurisdictions that are intended to act as central repositories of medicines and other therapeutic supplies to be used to safeguard public health and supplement local supplies in the event of potentially catastrophic disease outbreaks, even if such sales occur prior to receipt of marketing and pricing approvals. Notwithstanding anything above to the contrary, such sales to governmental stockpiles will be calculated, for each such sale of Product by the licensee or its Related Parties, at the earlier of the time of delivery to or the invoicing of the applicable governmental agency.

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1.38	“Party” means Provention or Janssen, and “Parties” means Provention and Janssen.

1.39	“Patent Proceeding” means any opposition, re-issue, and re-examination, and any contested case, including inter-partes review, post-grant review, interference, derivation or similar proceedings.

1.40	“Patent Rights” means all national, regional and international patents and patent applications, including divisions, continuations, continuations-in-part, additions, re-issues, renewals, extensions, substitutions, re-examinations or restorations, registrations and revalidations, and supplementary protection certificates and equivalents to any of the foregoing.

1.41	“Phase 2 Clinical Trial” means a clinical trial generally consistent with 21 CFR §312.21(b) that is required for receipt of Regulatory Approval of a Product and which is conducted to evaluate the effectiveness and the appropriate dose range of a Product for a particular indication or indications in patients with the disease or condition under study and to determine the common short-term side effects and risks.

1.42	“Phase 3 Clinical Trial” means a clinical trial generally consistent with 21 CFR §312.21(c) that is required for receipt of Regulatory Approval of a Product and which is conducted after preliminary evidence suggesting effectiveness of the drug has been obtained, and are intended to gather additional information to evaluate the overall benefit-risk relationship of the drug and provide an adequate basis for physician labeling.

1.43	“Product” means any and all pharmaceutical compositions or preparations (in any and all dosage forms), in final form, containing one or more Compounds as active ingredients either alone or in combination with one or more other active ingredients (Combination Product).

1.44	“Regulatory Approval” means approval and authorization, by governmental entities, required for marketing and commercial sale of a Product in a country or region, such as an NDA or BLA in the United States, an MAA or BLA in the European Union and a JNDA or BLA in Japan.

1.45	“Regulatory Authority” means any applicable government regulatory authority involved in granting Regulatory Approval in the Territory, including the FDA, EMA/European Commission and MHLW.

1.46	“Related Party” means each of a licensee’s Affiliates and permitted sublicensees.

1.47	“Securities Act” shall mean the Securities Act of 1933, as amended.

1.48	“Standard Cost” means Janssen’s reasonable and necessary internal and third party costs incurred in the manufacture or acquisition of product, determined in accordance with Janssen’s standard cost accounting policies that are in accordance with U.S. generally accepted accounting principles and consistently applied across Janssen’s manufacturing network to other products that Janssen manufactures.

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1.49	“Tax” or “Taxes” means any present or future taxes, levies, imposts, duties, charges, assessments or fees of any nature (including any interest thereon).

1.50	“Territory” means all of the countries in the world, and their territories and possessions.

1.51	“Third Party” means an entity other than Provention and Janssen and their Affiliates and Related Parties.

1.52	“USD” or “U.S. Dollars” means United States dollars.

1.53	“Valid Claim” means: (a) any claim of an issued unexpired patent that (i) has not been finally cancelled, withdrawn, abandoned or rejected by any administrative agency or other body of competent jurisdiction; (ii) has not been permanently revoked, or held invalid by a decision of a court or other body of competent jurisdiction that is unappealable or unappealed within the time allowed for appeal; (iii) has not been rendered unenforceable through terminal disclaimer or otherwise; and (iv) is not lost through an interference proceeding that is unappealable or unappealed within the time allowed for appeal, or (b) a claim of a pending patent application where such claim has been pending for a period of seven years or less. If a claim of a pending patent application that ceased to be a Valid Claim under this sub-section (b) of this section later issues or grants as a patent within the scope of sub-section (a), then such claim is considered to be a Valid Claim from the date of such issue or grant.

1.54	Additional Definitions. Each of the following definitions is set forth in the Section of this agreement indicated below:

Definition	Section
Excluded Claim	12.8
Executive Officer	12.8
Indemnitee	12.1.3
Indemnitor	12.1.3
Milestone Event	8.2.1
Milestone Payment	8.2.1
New IP and associated terms	10.1.1
Option and associated terms	4.1
Outside Patent Counsel	10.1.1
Qualified Financing	2.1(a)
Study	3.1

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Definition	Section
Term	11.1
Third Party Claim	12.1.1
Third Party Licenses	8.2.1(b)
Transition Plan	3.1
Valid Safety Issue	11.2.2

ARTICLE 2: FINANCING OF PROVENTION/AUTOMATIC TERMINATION

2.1 Financing. The performance of this agreement, including the granting of the licenses under Article 6, is conditional on the occurrence of the following:

(a)	Execution of an agreement(s) for the Qualified Financing of Provention, where “Qualified Financing” shall mean a bona fide equity financing in which Provention closes on at least $25,000,000 of equity financing that complies with the Securities Act or any exemption from registration thereunder.

2.2 Automatic Termination. This agreement, including the licenses granted to Provention under Article 6, shall terminate automatically if the financing requirements of section 2.1 are not achieved prior to, or within ninety (90) days following, the Effective Date; provided that Provention may request Janssen’s approval for a ninety (90) day extension, which approval shall not be unreasonably withheld.

ARTICLE 3: DEVELOPMENT OBLIGATION/COMPETITION

3.1	Development Obligation. In partial consideration for the license granted to Provention under Article 6 of this agreement, Provention (at its own expense) will complete a single Phase 2a proof-of-mechanism (PoM) and proof-of-concept (PoC) clinical trial (the “Study”) of a Product in Crohn’s Disease. The Study design will be developed and agreed upon by Janssen and Provention, according to the plan shown in Schedule 1 (the “Transition Plan”) as well as the Preliminary Clinical Plans attached at Schedule 2. Schedule 1 and Schedule 2 may be modified by mutual written agreement of the Parties. The clinical trial preparations will commence upon receipt of all information and materials supplied under the Transition Plan and the Study shall be designed and implemented to follow the agreed-upon Study design and to conclude within thirty-six (36) months after commencement. Failure to initiate or conclude the Study shall be grounds for Janssen to terminate this agreement. The Parties may agree to delay completion of the Study, for instance in the event of circumstances that are outside of Provention’s reasonable commercial control (such as a regulatory hold). Notwithstanding the foregoing, shall be entitled to an additional three (3) month period in which to complete the Study in the event the conclusion of the Study is delayed by circumstances beyond its control.

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3.2	Reporting. Prior to the completion of the Study, Janssen and Provention will hold quarterly meetings (by telephone or videoconference unless otherwise agreed) at which qualified representatives of Provention responsible for Product development will report to Janssen, and respond to Janssen’s questions regarding the progress and results of Provention’s Product development efforts. In the event that the Buy-Back Option of Article 4 is not exercised by Janssen, Provention shall provide written updates semiannually regarding the development status of any Product or any Product-related regulatory submissions and approvals, or any Product-related Commercialization efforts in the Territory. Following the First Commercial Sale, Provention will provide quarterly net sales and royalty reports as further detailed in Article 8.

3.3	Pharmacovigilance Safety Reporting. The Parties shall meet to negotiate in good faith and agree on processes and procedures for sharing adverse event and other safety information related to the Product prior to any marketing or clinical activity governing pharmacovigilance obligations for the Product in the Territory. Such written plan (“Pharmacovigilance Agreement”) shall ensure that adverse event and other safety information are exchanged according to a schedule that will permit each Party to comply with legal and regulatory requirements in its respective territories.

Provention shall establish the global safety database of adverse events and relevant safety information, including but not limited to pregnancy reports for the Product that will be used to support regulatory reporting, overall drug safety surveillance and responses to safety queries from Regulatory Authorities for their sponsored clinical trials.

3.4 Manufacture and Supply. Until such time as Janssen has irrevocably waived its option to assume distribution under Section 5.2.4, Janssen shall Manufacture Compound for Provention. The Parties shall negotiate a supply agreement under which Janssen would supply the same Compound to Provention for development and commercialization within the Field. The terms of such supply agreement shall be negotiated in good faith, it being understood and agreed that the Compound would be sold to Provention at a price equal to the then Standard Cost of the Compound plus [*****] ([*****]%). Upon any termination or expiration of the supply agreement contemplated by the previous sentence, Janssen shall assist Provention in transferring the Compound’s Manufacturing process to Provention or to a third party manufacturer that is acceptable to both Parties at terms and cost to be negotiated, with Provention being responsible for all costs of the transfer including the Janssen costs.

ARTICLE 4: BUY-BACK OPTION

4.1 Subject to section 11.7, Provention hereby grants to Janssen an exclusive option to buy back the rights Provention received under the license of Article 6 to permit Janssen to exclusively Develop and Commercialize Compound and Products in the Field (the “Option”). Provention shall provide a written notice to Janssen at the conclusion of the Study (the “Notice of Option”), which shall describe the data possessed by Provention demonstrating how the Compound performed in the Study. Janssen shall have ninety (90) days from the date of such notification (the “Option Period”) to exercise the Option. If Janssen declines or otherwise fails to exercise its Option prior to the expiration of the Option Period, then Janssen’s rights hereunder to Develop and Commercialize such Products in the Field shall terminate and Provention may thereafter Develop and Commercialize the Product, for use in the Field, as further described in this agreement.

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4.2 In the event Janssen elects to exercise its Option as provided in section 4.1, above, then upon Janssen’s notice of such election:

(a)	The license to Provention by Janssen pursuant to Article 6 shall terminate and revert to Janssen; and

(b)	Provention agrees to grant, and does hereby grant, to Janssen an exclusive, sublicensable, license under any Provention New IP (as defined in section 10.1.1) and Patents Rights thereon, and under Provention’s interest in Joint IP and any Patent Rights on Joint IP, to discover, develop, make, have made, import, export, use, offer for sale and sell, and otherwise commercialize any Compound or Product in the Field in the Territory; and

(c)	Provention shall transfer to Janssen all information in its possession related to such Compound or Product including: (i) testing information, (ii) synthesis information, (iii) Provention New IP related to the foregoing; and

(d)	Provention shall transfer to Janssen all quantities of Compound remaining in its possession; and

(e)	Provention shall transfer to Janssen all information in its possession that could reasonably be expected to support any subsequent Regulatory Approval activity that is related to such Compound or Product in the Field; and

(f)	Janssen shall pay to Provention the fee and royalties described in section 4.3; and

(g)	Janssen, either by itself or through its Affiliates, shall be responsible for all further Development and Commercialization of such Compounds and Products in the Field.

4.3 Payments. If the Option of section 4.1 is exercised by Janssen, the following payment and associated terms shall apply.

4.3.1 One-Time Fee. Janssen shall pay to Provention a one-time only fee of [*****] U.S. dollars (US$[*****]). This one-time fee shall be due within ninety (90) days of the exercise of the Option.

4.3.2 Royalties. Janssen will pay Provention royalties, at a royalty rate of [*****] percent ([*****]%) per Calendar Year, on Net Sales of Product in the Field. The period in which royalties are payable for Product sales in the Field in a given country ends upon the later to occur of (i) ten (10) years from the initial First Commercial Sale of a Product in the country or (ii) expiration of the last-to-expire Valid Claim within the Janssen Patent Rights, Joint Patent Rights or patent rights of Provention on Provention New IP, that is issued in such country of sale and, but for the rights granted herein, would be infringed by such sale of such Product.

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4.3.3 Other Royalty Provisions. All royalties under section 4.3.2 are subject to the following conditions:

(a) only one royalty will be due with respect to the same unit of a Product. No multiple royalty will be payable based on being covered by more than one Valid Claim;

(b) no royalties will be due upon the sale or other transfer among Janssen or its Related Parties; and

(c) no royalties will be due on the disposition of a Product by Janssen or its Related Parties in reasonable quantities provided as samples (promotional or otherwise) or as donations (for example, to non-profit institutions or government agencies for a non-commercial purpose).

4.3.4 Expiration of Royalty Obligations. Janssen retains the right, which includes retaining a nonexclusive license in the Territory under Provention New IP (including know-how) and Patent Rights thereon, to make, use, sell, import and have such acts performed for Janssen’s benefit following expiration of all royalty obligations in respect of any Product.

4.3.5 Other Applicable Terms. The terms of the following sections from Article 8 shall apply to Janssen, mutatis mutandis: section 8.4 (Reports and Payments); section 8.5 (Audits); section 8.6 (Income Tax Withholding); section 8.7 (Currency Restrictions); section 8.9 (Interest); and section 8.10 (Payments).

4.4 Termination for Non-Commercialization. In the event that Provention does not achieve a First Commercial Sale of Product in the Field within ten years of the Effective Date of this agreement then, unless otherwise agreed by both Parties, the license grant to Provention under Article 6 shall automatically terminate (and revert to Janssen) and no fees or royalties will be due from Janssen.

ARTICLE 5: DEVELOPMENT; MANUFACTURING; COMMERCIALIZATION

5.1 Development Responsibility and Costs. Provention has the exclusive right and sole responsibility for, and shall bear all of the cost of implementing Development activities, including conducting the Study.

5.2 If Janssen does not exercise its Option under Article 4, then the following Regulatory Approval and Commercialization terms shall apply:

5.2.1 Regulatory Approvals. Provention shall be solely responsible, at its own expense, for preparing and submitting registration dossiers for Regulatory Approval of Products (including Combination Products) for use in the Field in the Territory. All such Regulatory Approvals will be held by and in the name of Provention, and Provention will own all submissions in connection with them. Provention shall have sole discretion for the regulatory strategy and decision-making for all Products in the Field.

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5.2.2 Commercialization. Subject to sections 5.2.3 and 5.2.4, Provention shall have the exclusive right to Commercialize Products in the Field in the Territory and will bear all costs associated with marketing, sale and distribution of Products, including Manufacture and supply of Products. All decisions regarding Commercialization of Products will be made by Provention in its sole discretion until such time as Janssen invokes the option stated in section 5.2.4, below.

5.2.3 Labeling and Marketing. Janssen retains the right to make all development and Commercialization decisions for the Compound or Products outside of the Field.

5.2.4 Option to Assume Distribution. In addition, Janssen shall have the option to assume exclusive responsibility for global distribution of all Products in all fields, including within the Field. If Janssen exercises this option, the Parties shall negotiate in good faith and shall execute a distribution agreement, which agreement shall effect, to the extent permitted by applicable law, at least the following provisions:

The objective of the distribution agreement shall be providing to each of Janssen and Provention the same economic participation and risk-sharing in the Compound and Products, as nearly as may be and taking account of the transaction as a whole, to the economic participation and risk-sharing to which each such Party would have been subject in the event the option had not been exercised;

A one-time payment by Janssen to Provention of $[*****] for the right to distribute the Product in the Field;

Janssen shall be solely responsible for and have sole authority with respect to all aspects of the distribution of Products in all fields globally, including in the Field in the Territory;

Janssen shall have final decision-making responsibility on labeling and marketing of all Product in the Field, and Provention shall cooperate with Janssen with regard to labeling and marketing;

Provention shall refer any orders it receives for a Product to Janssen for distribution;

Janssen shall be solely responsible for and shall have final decision-making authority with respect to all decisions regarding the prices charged and discounts, rebates and other sale and reimbursement terms and conditions for Products in all fields, including in the Field;

Janssen and Provention shall cooperate to manage any agreements in place between Provention and any third party with respect to Commercialization of Products in the Field at the time the option is exercised that are directly impacted by Janssen’s assumption of distribution activities; and

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Janssen may subcontract distribution responsibilities to any of its Affiliates or any Third Party, provided that Janssen shall oversee the performance of any subcontracted activities in a manner that would be reasonably expected to result in their successful and timely completion and shall remain responsible for the performance of such subcontracted activities in accordance with the terms of the distribution agreement.

5.2.5 Trademarks. Provention will develop, select, maintain, and own trademark(s) for the Product(s) in the Field in the Territory. Janssen retains the right to develop, select, maintain, and own trademark(s) for the Product(s) in all fields outside of the Field.

ARTICLE 6: LICENSE

6.1 License Grant. Subject to section 11.7 hereof, Janssen hereby grants to Provention: (a) an exclusive (even as to Janssen), royalty-bearing license under the Janssen Patent Rights and Janssen Know-How related to the Compounds that is specific for any Product in the Field in the Territory, and (b) a non-exclusive, royalty-bearing license to the Janssen Know-How related to the Compounds that is not specific for any Product but is necessary to manufacture, develop or evaluate any Product in accordance with the terms of this Agreement, in each case, solely to discover, develop, make, have made, import, export, use, offer for sale and sell, and otherwise commercialize any Product in the Field in the Territory.

6.2 Right to Sublicense. The rights granted to Provention in section 6.1 include the right to grant sublicenses; provided that any such sublicense obliges the sublicensee to comply with all the terms of this agreement (except those provisions which, by their clear meaning, are not applicable to a sublicense) and that Provention remains liable to Janssen for all material acts and omissions of any such sublicensee.

6.3 No Implied Licenses. Only those licenses expressly granted in this agreement have effect. No license or other intellectual property interest is granted by implication or any method that is not express.

6.4 No Implied Limitation. Except as expressly stated in section 6.1, the rights and obligations under the License Grant do not limit Janssen’s interests in the Compound. To be clear, Janssen remains free to conduct research on and commercialize Compounds and Products for indications outside of the Field, without the consent of, or accounting to, Provention; provided, however, that Janssen shall consult with Provention with respect to any Development, Commercialization or other activity related to the Compound that could reasonably be expected to affect Provention in its use of the Compound in the Field.

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ARTICLE 7: CONFIDENTIALITY AND PUBLICATION

7.1 Nondisclosure Obligation. All Confidential Information disclosed by one Party to the other Party will be maintained in confidence by the receiving Party and the receiving Party will not disclose it to a Third Party except to the extent that such Confidential Information is:

a)	information which, at the time of disclosure is published, known publicly or is otherwise in the public domain; or

b)	information which, after disclosure, is published or becomes known publicly or otherwise becomes part of the public domain, through no fault of the receiving Party; or

c)	information which, prior to the time of disclosure, is known to the receiving Party, as evidenced by its written records; or

d)	information which has been or is disclosed to the receiving Party in good faith by a Third Party who was not, or is not, under any obligation of confidence or secrecy to the disclosing Party at the time the Third Party discloses it to the receiving Party; or

e)	disclosed to governmental or other regulatory agencies to comply with applicable law or regulations, provided the receiving Party or its Affiliate provides to the disclosing Party prompt prior written notice of its obligation to make such disclosure and takes reasonable and lawful actions to avoid or minimize the degree of such disclosure; or

f)	to the extent it is deemed necessary by Provention or its Affiliate, in its reasonable judgment, to be disclosed to any Third Party for the research and Development, Manufacturing and/or Commercialization of a Product (or for such entities to determine their interest in performing such activities) in accordance with this agreement.

Any combination of features or disclosures will not fall within the foregoing exclusions merely because individual features are published or available to the general public or in the rightful possession of the receiving Party unless the combination itself and principle of operation are published or available to the general public or in the rightful possession of the receiving Party.

If a Party is required by judicial or administrative process to disclose Confidential Information that is subject to the non-disclosure provisions of this section 7.1, such Party shall promptly inform the other Party of the disclosure that is being sought in order to provide the other Party an opportunity to challenge or limit the disclosure obligations. Confidential Information that is disclosed by judicial or administrative process remains otherwise subject to the confidentiality and non-use provisions of this section 7.1, and the receiving Party shall cooperate with any reasonable attempts of the disclosing Party to limit the disclosure required by law, including obtaining an order of confidentiality, to ensure the continued confidential treatment of such Confidential Information.

Provention shall limit distribution of any Compound and Product to those personnel of Provention, or its Affiliates or agents, as necessary or useful to carry out the Study. Provention shall not transfer Compound or Product to Third Parties other than its Affiliates or agents without Janssen’s prior approval.

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7.2 Publication.

7.2.1	A Party, its employees or consultants wishing to publish or publicly present any information about a Product or the results of any activities to Develop a Product shall deliver to the other Party a copy of the proposed written publication or an outline of an oral disclosure at least thirty (30) days prior to submission for publication or presentation. The reviewing Party shall notify the other Party within thirty (30) days of receipt of the proposed publication whether the draft publication contains (i) information that is Confidential to the reviewing Party, (ii) information that if published would have an adverse effect on a patent application covering the subject matter of this agreement, or (iii) any other information or content that the reviewing Party wishes to comment on. The reviewing Party will propose modifications to the publication or presentation for patent reasons, confidentiality reasons or request a reasonable delay in publication or presentation in order to protect patentable information. If the reviewing Party requests a delay to protect patentable information, the other Party shall delay submission or presentation for a period not to exceed ninety (90) days to enable relevant patent applications to be filed. Upon expiration of such ninety (90) days, such Party will be free to proceed with the publication or presentation. If the reviewing Party reasonably requests modifications to the publication or presentation to prevent disclosure of trade secret or proprietary business information, the other Party shall edit such publication to prevent the disclosure of such information prior to submission of the publication or presentation. If the reviewing Party reasonably requests modifications for any reason other than those stated in (i) and (ii) above, the Party wishing to publish or publicly present such publication or presentation shall consider the reviewing Party’s proposed modifications in good faith and shall not unreasonably reject input and comments of the reviewing Party.

7.2.2	Once a publication or presentation has been approved, the Parties may use the information contained in the publication or presentation without seeking further approval.

7.2.3	The Parties will ascribe authorship of any proposed publication using accepted standards used in peer-reviewed, academic journals at the time of the proposed publication.

7.3 Publicity/Use of Names. Except as provided above, neither Party will disclose the existence of this agreement or its terms nor shall they use the name, trademark, trade name or logo of the other Party or its employees in any publicity, news release or promotional materials relating to this agreement or its subject matter, without the prior express written permission of the other Party, except as may be required by applicable laws, regulations, or judicial order. The Party desiring to make the public announcement shall provide the other Party with a written copy of the proposed announcement in sufficient time prior to public release to allow comment upon such announcement, prior to public release.

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ARTICLE 8: PAYMENTS

8.1	Milestone Payments.

8.1.1	Provention shall pay to Janssen one time only each of the amounts set forth in this section 8.1.1 (each, a “Milestone Payment”) if such corresponding milestone event (each, a “Milestone Event”) is achieved by Provention or its Related Parties (including sublicensees) with a Product.

(a) Development Milestone Events 1st Indication

	Milestone Event	Milestone Payment (USD)
1st Indication
1	First dosing of the fifth patient in a pivotal Phase 3 Clinical Trial for a Product	$	[*****]
2	First FDA approval of a Product in the US for any indication	$	[*****]
3	First MAA Approval of a Product for any indication	$	[*****]
4	First approval of a Product in Japan for any indication	$	[*****]

(b) Development Milestone Events 2nd Indication

If Provention develops a Product for a 2nd Indication, then Provention will pay Janssen the additional Milestone Payment for each Development Milestone Event achieved by Provention or its Related Parties (including sublicensees) for such 2nd Indication, as set forth in this section 8.1.1(b).

	Milestone Event	Milestone Payment (USD)
2nd Indication
1	First FDA approval of a Product in the US for the 2nd Indication	$	[*****]
2	First MAA Approval of a Product for the 2nd Indication	$	[*****]
3	First approval of a Product in Japan for the 2nd Indication	$	[*****]

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(c) Commercial Milestone Events

	Milestone Event	Milestone Payment (USD)
1	First calendar year in which annual worldwide Net Sales of all Products exceed $[*****]	$	[*****]
2	First calendar year in which annual worldwide Net Sales of all Products exceed $[*****]	$	[*****]
3	First calendar year in which annual worldwide Net Sales of all Products exceed $[*****]	$	[*****]

8.1.2	Maximum Milestone Payments.

Milestone Payments are payable only once upon the initial achievement of the associated Milestone Event. Provention shall promptly provide Janssen with written notice upon the achievement of each of the Milestone Events and will pay each associated Milestone Payment within sixty (60) days after achievement of the Milestone Event in the case of Milestone Events in sections 8.1.1(a) and 8.1.1(b) and within sixty (60) days of the end of the Calendar Year in the case of Milestone Events in section 8.1.1(c). If more than one Milestone Event occurs in the same Calendar Year, then Provention will need to pay the Milestone Amount for each of the Milestone Events in such Calendar Year. For example, if in a Calendar Year the Net Sales have increased from $[*****]to $[*****]then Provention would make a Milestone Payment to Janssen of $[*****]. If Janssen believes any Milestone Payment is due in spite of not having received notice from Provention, it will so notify Provention and provide to Provention the data and information supporting its belief. Provention will have thirty (30) days after receipt of the data and information from Janssen to address Janssen’s notification. If upon receipt of Provention’s answer to Janssen’s notification, Janssen still believes such Milestone Payment is due it may use the procedure set forth in section 12.8.1 to resolve the issue.

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8.2 Royalties. Provention shall pay to Janssen royalties on the Net Sales of Products as set out in this section 8.2.

8.2.1	Royalty Rates.

(a)	Royalties Payable. Provention will pay Janssen royalties on aggregate Net Sales by Provention or its Related Parties (including sublicensees) of all Products in each Calendar Year at the royalty rates set out below. The period in which royalties are payable for Product sales in a given country ends upon the later to occur of (i) ten (10) years from the initial First Commercial Sale of a Product in the country or (ii) expiration of the last-to-expire Valid Claim within either the Janssen Patent Rights or Joint Patent Rights that is issued in such country of sale and, but for the licenses granted herein, would be infringed by such sale of such Product.

Calendar Year Net Sales	Royalty Rate (%)
For aggregate Net Sales in a Calendar Year of all Products less than or equal to [*****] U.S. Dollars (US$[*****])	[*****]%
For the portion of aggregate Net Sales in a Calendar Year of all Products greater than [*****] U.S. Dollars (US$[*****]) but less than or equal to [*****] U.S. Dollars (US$[*****])	[*****]%
For the portion of aggregate Net Sales in a Calendar Year of all Products greater than [*****] U.S. Dollars (US$[*****])	[*****]%

By way of example, if aggregate Net Sales in a Calendar Year of all Products are $[*****], the royalties due under this section 8.2.1(a) would be $[*****], calculated as follows: $[*****] royalty on the first $[*****] of Net Sales plus $[*****] royalty on the remaining $[*****] of Net Sales. By way of further example, if aggregate Net Sales in a Calendar Year of all Products are $[*****], the royalties due under this section 8.2.1(a) would be $[*****], calculated as follows: $[*****] royalty on the first $[*****] of Net Sales, plus $[*****] on the Net Sales greater than $[*****] but up to $[*****], plus $[*****] on the remaining $[*****] of Net Sales.

(b)	Royalty Reduction. In the event that one or more patent licenses from Third Parties are required by Provention in order to make, have made, use, offer to sell, sell or import a Product in the Field in a country (“Third Party Licenses”), [*****] percent ([*****]%) of the royalties actually paid by Provention under such Third Party Licenses for the sale of such Product in such country for a calendar quarter shall be creditable against the royalty payments due Janssen by Provention with respect to Net Sales of such Product in such country; provided, however, that in no event shall the royalties otherwise owed by Provention to Janssen for such calendar quarter in such country be reduced by more than [*****] percent ([*****]%).

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8.2.2 Other Royalty Provisions. All royalties are subject to the following conditions:

(a)	only one royalty will be due with respect to the same unit of a Product. No multiple royalty will be payable based on being covered by more than one Valid Claim;

(b)	no royalties will be due upon the sale or other transfer among Provention or its Related Parties; and

(c)	no royalties will be due on the disposition of a Product by Provention or its Related Parties in reasonable quantities provided as samples (promotional or otherwise) or as donations (for example, to non-profit institutions or government agencies for a non-commercial purpose).

8.3 Additional Sublicensing Compensation. In the event that Provention grants a sublicense under section 6.2 either (a) prior to the first dosing of the fifth (5th) patient in a pivotal Phase 2b trial, or (b) prior to the first dosing of the fifth (5th) patient in a pivotal Phase 3 trial then, in addition to the Milestone Payments and Royalties due under sections 8.1 and 8.2, Provention shall also pay Janssen either [*****] percent ([*****]%), or [*****] percent ([*****]%), respectively, of all compensation received by Provention from the sublicensee that is in excess of the foregoing Milestone Payments and Royalties, provided that such obligation shall not apply to any amounts received as support for research and development activities, as a loan, for the purchase of an equity interest in Provention, as reimbursement for patent costs, as earned royalties on sales, or as consideration for the grant of rights to intellectual property and/or materials that are not claimed by the Janssen Patent Rights.

8.4 Reports and Payments. During the term of this agreement following the First Commercial Sale of a Product in any country, Provention shall furnish to Janssen a quarterly written report, as of the end of each Calendar Quarter, showing (i) the Net Sales of each Product in each country in the world during the reporting period; (ii) the royalties payable under this agreement on account of those Net Sales and the basis for calculating those royalties; and (iii) the exchange rates and other methodology used in converting into U.S. Dollars, from the currencies in which sales were made, any payments due which are based on Net Sales. Provention will provide such reports to Janssen no later than the twentieth (20th) day following the last day of each Calendar Quarter. Royalties shown to have accrued by each royalty report are due and payable to Janssen on the fortieth (40th) day following the end of such Calendar Quarter. Provention will keep complete and accurate records in sufficient detail to enable the royalties payable to be determined and the information provided to be verified by Janssen’s accounting firm pursuant to section 8.5.

8.5 Audits. Upon the written request of Janssen, with sixty (60) days prior written notice to Provention, and not more than once in each Calendar Year, Provention shall permit an independent certified public accounting firm selected by Janssen and reasonably acceptable to Provention, at Janssen’s expense, to have access during normal business hours to such of the records of Provention and its Affiliates as may be reasonably necessary to verify the accuracy of the royalty reports hereunder. Those records will include gross sales of each Product on a country-by-country basis, as well as all deductions taken from gross sales in that country to arrive at Net Sales in that country, though, depending upon Provention’s then-current reporting practices for financial information, country-by-country data may only be accessible on an in-country basis from Provention’s Affiliates. Janssen will instruct the accounting firm to disclose to Janssen only whether the royalty reports are correct or incorrect and the specific details concerning any discrepancies.

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If such independent accountant’s review of Provention’s royalty reports shows an underpayment, Provention shall remit or cause its Related Parties to remit to Janssen within sixty (60) days after Provention’s receipt of the report: (a) the amount of such underpayment, and (b) if such underpayment exceeds five percent (5%) of the total amount owed for the period being audited, the reasonable and necessary fees and expenses of the independent accountant performing the audit. Any overpayments will be credited against amounts payable in the immediately subsequent payment period(s). To the extent that a subsequent payment period does not exist, Janssen shall remit or cause its Affiliates to remit the amount of such overpayment to Provention within sixty (60) days after Provention’s receipt of the report.

Janssen shall treat all financial information subject to review or under any sublicense agreement in accordance with the confidentiality and non-use provisions of this agreement, and shall cause its accounting firm to enter into a reasonably acceptable confidentiality agreement with Provention and/or its Related Parties obligating it to retain all such information in confidence.

8.6 Income Tax Withholding.

8.6.1	Provention will make all payments to Janssen under this agreement without deduction or withholding for Taxes except to the extent that any such deduction or withholding is required by law in effect at the time of payment.

8.6.2	Any Tax required to be withheld on amounts payable under this agreement will be paid by Provention on behalf of Janssen to the appropriate governmental authority, and Provention will furnish Janssen with proof of payment of such Tax. Any such Tax required to be withheld will be an expense of and borne by Janssen. If any such Tax is assessed against and paid by Provention, then Janssen will indemnify and hold harmless Provention from and against such Tax.

8.6.3	Provention and Janssen will cooperate with respect to all documentation required by any taxing authority or reasonably requested by Provention to secure a reduction in the rate of applicable withholding Taxes. On the date of execution of this agreement, Janssen will deliver to Provention an accurate and complete Internal Revenue Service Form W-8BEN-E certifying that Janssen is entitled to the applicable benefits under the Income Tax Treaty between Belgium and the United States.

8.7	Currency Restrictions. If restrictions on the transfer of currency exist in any country such as to prevent Provention from making the payments in the currency required under section 8.10, Provention shall take all reasonable steps to obtain a waiver of such restrictions or otherwise enable Provention to make such payments, failing which Provention may make the royalty payments due upon sales in such country in local currency and deposit such payments in a local bank or other depository designated by Janssen.

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8.8	Expiration of Royalty Obligations. Provention retains a nonexclusive license in the Territory to make, use, sell, import and have such acts performed for Provention’s benefit following expiration of all royalty obligations in respect of any Product.

8.9	Interest. In case of any delay in payment by Provention to Janssen not resulting from Force Majeure (as described in section 12.2), interest at the annual rate of one-twelfth (1/12) of the Prime Rate (as reported by JP Morgan Chase & Co.) plus one percent (1%) assessed from the thirty-first (31st) day after the due date of the payment shall be due from Provention.

8.10	Payments. All payments to be made by Provention to Janssen under this agreement shall be made in US Dollars and shall be paid by bank wire transfer in immediately available funds to such bank account in the United States or elsewhere as may be designated in writing by Janssen from time to time.

8.11	Currency. With respect to sales of Product in the Field in the Territory reported in a currency other than U.S. Dollars, such amounts and the amounts payable hereunder shall be expressed in U.S. Dollar equivalent calculated using the average for the applicable J&J Calendar quarter of the daily closing rate as published daily on Bloomberg.

ARTICLE 9: REPRESENTATIONS AND WARRANTIES

9.1 Representations and Warranties of Janssen. Janssen represents and warrants to Provention that as of the Effective Date:

9.1.1	Authorization. This agreement has been duly executed and delivered by Janssen and constitutes the valid and binding obligation of Janssen, enforceable against Janssen in accordance with its terms. The execution, delivery and performance of this agreement have been duly authorized by all necessary action on the part of Janssen, its officers and directors.

9.1.2	Ownership of Intellectual Property; Non-misapropriation. Janssen has full right and interest in all Janssen Patent Rights. To the best of its knowledge, as of the Effective Date, Janssen represents and warrants that (i) any Patent Rights, Know-How or other intellectual property right owned or controlled by Janssen is not currently being infringed by any Third Party and (ii) the practice of such rights does not infringe any property right of any Third Party.

9.1.3	No Patent Proceedings. The Janssen Patent Rights are not the subject of any Patent Proceeding known to Janssen, and Janssen is not aware of any pending or threatened action, suit, proceeding or claim by a Third Party challenging Janssen’s ownership rights in, or the validity or scope of, such Janssen Patent Rights or Janssen Know-How.

9.1.4	Janssen Patent Rights: Schedule 3 contains a complete list of all Patent Rights Controlled by Janssen, as of the Effective Date, that claim JNJ-40346527 or processes for making JNJ-40346527 or using JNJ-40346527 in the Field, or compositions containing the same. Such Schedule 3 shall be updated from time-to-time by the Parties.

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9.2 Representations and Warranties of Provention. Provention represents and warrants to Janssen that as of the Effective Date:

9.2.1	Authorization. This agreement has been duly executed and delivered by Provention and constitutes the valid and binding obligation of Provention, enforceable against Provention in accordance with its terms. The execution, delivery and performance of this agreement have been duly authorized by all necessary action on the part of Provention, its officers and directors.

ARTICLE 10: PATENT PROVISIONS

10.1 Ownership of IP, and Filing, Prosecution and Maintenance of Patents

10.1.1	Newly developed Patent Rights, know-how, information, results, or other intellectual property relating to Compounds or Products created during the term of this Agreement or in performance of the Study (“New IP”) shall, whether or not patentable, be owned according to inventorship as determined under United States patent laws. For the sake of clarity, New IP created solely by Provention and its Affiliates and their respective employees (“Provention New IP”) shall be owned by Provention; New IP created solely by Janssen and its Affiliates and their respective employees (“Janssen New IP”) shall be owned by Janssen; and New IP created by both Provention and Janssen (or their respective Affiliates, and their employees) shall be jointly owned by Provention and Janssen (“Joint IP”).

10.1.2	For all Provention New IP that relates to Compounds or Products, including to the use or formulation of Compounds or Products, Provention agrees to grant and hereby grants to Janssen a non-exclusive, sublicensable, irrevocable, royalty-free license under such Provention New IP, including any Patent Rights thereon, to Develop and Commercialize Compounds and Products outside of the Field.

10.1.3	Each Party shall solely control and be responsible for (at its own expense) the filing, prosecution, maintenance, defense, and enforcement of Patent Rights on New IP that it solely owns. However, each Party will consult with the other on all such matters, including by providing the other Party an opportunity to review drafts of new patent applications and responses prior to filing, and shall not unreasonably reject input and comments of the other Party. Unless otherwise agreed by both Janssen and Provention, even in the event the Buy-Back Option of section 4.1 is not exercised, Janssen will continue to control and be responsible for (at its own expense) the prosecution, maintenance, defense and enforcement of Janssen Patent Rights; provided, however, that Janssen shall consult with Provention with respect to the prosecution, maintenance defense and enforcement of Janssen Patent Rights, and Janssen shall consider Provention’s input in good faith and shall not unreasonably reject input of Provention.

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10.1.4	The Parties will agree on who shall file, prosecute, and maintain any Patent Rights on Joint IP, and will share equally in all costs associated therewith. A Party planning on filing any priority-establishing or original (in each case, with respect to any claims or new matter described in the patent specification) patent application, or any substantive response during prosecution of any application or patent within the Patent Rights on Joint IP shall use reasonable efforts to provide to the other Party, with reasonable advance time such as at least thirty (30) days prior to proposed filing in a Patent Office (such as a draft application or response to an official action), and provide the other Party an opportunity to comment thereon through its respective patent counsel. Each Party shall provide to the other, promptly after filing, a copy of each priority-establishing or original (whether provisional or nonprovisional) patent application within the Patent Rights on Joint IP as filed in the Patent Office and each other substantive prosecution filing (including any other patent application filed within the Patent Rights on Joint IP).

10.1.5	Any Janssen New IP and Janssen’s interest in Joint IP that contains a Valid Claim will be included in, and considered a part of, the Janssen Patent Rights.

10.2 Option to Prosecute and Maintain Patents. If: (a) Janssen decides to abandon any Janssen Patent Rights while Provention is licensed under those Janssen Patent Rights; or (b) Provention decides to abandon any Patent Rights on Provention New IP, then, prior to such abandonment, the Party desiring to abandon shall first provide the other Party with notice within a reasonable amount of time prior to the next action item required to maintain such Patent Rights, offering to assign to the other Party its rights to such Patent Rights. If the other Party accepts, such Patent Rights shall thereafter be assigned, and any further costs related to the maintenance or prosecution of the assigned Patent Rights will be borne by the assignee.

10.3 Enforcement and Defense.

10.3.1	Each Party shall promptly give the other Party notice of (i) any infringement of Janssen Patent Rights or Joint Patent Rights, or (ii) any misappropriation or misuse of Janssen Know-How, that may come to a Party’s attention. Provention and Janssen shall thereafter cooperate to determine a course of action to terminate any infringement of Janssen Patent Rights or Joint Patent Rights or any misappropriation or misuse of Janssen Know-How. Provention has the right but not the obligation, within the Field, to initiate and prosecute any such legal action at its own expense and in the name of Janssen and Provention (or just Janssen or just Provention if the laws of the jurisdiction so dictate), or to control the defense of any declaratory judgment action relating to Janssen Patent Rights, Joint Patent Rights, or Janssen Know-How in the Field. The costs of any legal action commenced or the defense of any declaratory judgment shall be borne by Provention, but only to the extent Provention has exercised its right pursuant to the immediately preceding sentence. Provention shall promptly inform Janssen if it elects not to exercise that right with respect to Janssen Patent Rights or Joint Patent Rights and Janssen shall thereafter have the right at its sole cost to either initiate and prosecute such action or to control the defense of such declaratory judgment action in the name of Provention and, if necessary, Janssen. Each Party shall have the right to be represented by counsel of its own choice.

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10.3.2	For any action to terminate any infringement of Janssen Patent Rights or Joint Patent Rights or any misappropriation or misuse of Janssen Know-How, if Provention is unable to initiate or prosecute such action solely in its own name, Janssen shall join such action voluntarily and shall execute and cause its Affiliates to execute all documents necessary for Provention to initiate litigation to prosecute and maintain such action. Each Party shall bear its own costs in such instance. In connection with any action, Provention and Janssen shall cooperate fully and shall provide each other with any information or assistance that either may reasonably request. Each Party shall keep the other informed of developments in any action or proceeding, including, to the extent permissible by law, the consultation and approval of any settlement negotiations and the terms of any offer related thereto.

10.3.3	Any recovery obtained by either or both Provention and Janssen in the Field in connection with or as a result of any action contemplated by this section, whether by settlement or otherwise, shall be shared in order as follows:

(a)	the Party that initiated and prosecuted the action will recoup all of its costs and expenses incurred in connection with the action;

(b)	the other Party will then, to the extent possible, recover its costs and expenses incurred in connection with the action; and

(c)	The amount of any recovery remaining will be allocated as follows:

(i) if the recovery is based upon Provention’s lost sales or profits, then Provention shall pay to Janssen the same royalties as set forth in Article 8 calculated on the Net Sales which formed the basis of Provention’s lost profits claim; and

(ii) if the recovery is based upon the allocation of a reasonable royalty, then the Party that initiated and prosecuted the action shall receive seventy-five percent (75%) of such recovery, and the remaining twenty-five percent (25%) shall be allocated to the other Party.

10.3.4	Third Party Claims.

(a)	Without prejudice to section 12.1.2, if any action, suit or proceeding is brought against Provention or Janssen or any Affiliate or sublicensees of either Party alleging the infringement of the intellectual property rights of a Third Party by reason of the discovery, development, manufacture, use, sale, importation or offer for sale of a Product in the Territory, each of the Parties shall have the right but not the obligation to defend itself in such action, suit or proceeding at its sole expense. The Parties shall cooperate with each other in any defense of any such suit, action or proceeding. The Parties shall give each other prompt written notice of the commencement of any such suit, action or proceeding, or receipt of any claim of infringement, and shall furnish each other a copy of each communication relating to the alleged infringement.

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Neither Party shall compromise, litigate, settle or otherwise dispose of any such suit, action or proceeding without the other Party’s advice and prior consent, provided that the Party not having the right to defend the suit shall not unreasonably withhold its consent to any settlement which does not have a material adverse effect on its rights, obligations or benefits, either under this agreement or otherwise. Notwithstanding the foregoing, Provention may seek to obtain a license from the Third Party at its sole cost and expense, provided that the terms and conditions of such license do not include an admission of invalidity of any Janssen Patent Rights or Joint Patent Rights, or restrict Janssen’s ability to challenge or litigate the validity or applicability of any intellectual property to which the license relates.

(b)	The Party first having actual notice of any claim, action or proceeding referenced in section 10.3.4(a) above shall promptly notify the other Party in writing, setting forth in reasonable detail, to its knowledge, the facts related to any such claim, action or proceeding. The Parties shall promptly discuss proposed responses to any such matters.

ARTICLE 11: TERM AND TERMINATION

11.1 Term and Expiration. This agreement is effective as of the Effective Date and unless terminated earlier pursuant to sections 11.2, 11.3 or 11.7, will continue in effect until expiration of all royalty obligations under Article 8 or Article 4 if the Option of Article 4 has been exercised (the “Term”). Upon expiration (but not termination) of this agreement: (a) if the Option of Article 4 has not been exercised, Provention shall have a fully paid-up license under Janssen Know-How and Janssen Patent Rights to make, have made, use, sell, have sold, and import Products in the Field; (b) if the Option of Article 4 has been exercised, Janssen shall have a fully paid-up license under Provention New IP and Patent Rights thereon to make, have made, use, sell, have sold, and import Products in the Field; and (c) Janssen shall have a fully paid-up, non-exclusive license under Provention New IP and Patent Rights thereon to make, have made, use, sell, have sold, and import Products outside of the Field.

11.2 Termination by Provention Without Cause.

11.2.1	Except with respect to Janssen’s licenses under sections 4.2(b) and 10.1.2, Provention has the right to terminate this agreement in its entirety at any time and in its sole discretion upon ninety (90) calendar days advance written notice to Janssen, except that Provention will wind down any on-going clinical trial consistent with applicable law if a Product has received a Regulatory Approval in any Major Market Country;

11.2.2	Provention has the right to terminate this agreement immediately in its sole discretion upon written notice to Janssen if a Valid Safety Issue exists. The notice will provide sufficient information for Janssen to confirm the existence of the Valid Safety Issue. A “Valid Safety Issue” means the ceasing of Development activities or withdrawal from any market as a result of reasonable concerns that the Product is unsafe for administration to humans. During the period of notice until the effective date of termination, Provention will not be required to (i) initiate any new clinical or non-clinical studies, (ii) make any further filings for Regulatory Approval other than as related to the prompt and complete transfer of regulatory authorizations and Development and Commercialization rights to Janssen, or (iii) launch the Product in any further countries.

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11.3 Termination for Cause. This agreement may be terminated at any time during the term of this agreement:

11.3.1	upon written notice by either Party if the other Party is in material breach of its obligations hereunder and has not cured such breach after notice from the terminating Party requesting cure of the breach as specified below; provided, however, in the event of a good faith dispute with respect to the existence of a material breach, the cure period is tolled until such time as the dispute is resolved pursuant to section 12.8; and provided that the terminating Party has given the defaulting Party the following opportunities to remedy any breach:

(a)	the written notice of breach referenced will detail the specific obligation under this agreement which is alleged to have been breached; the manner of such alleged breach; and the steps which must be taken in order to remedy such breach; and

(b)	the terminating Party has provided the defaulting Party with a reasonable amount of time (but no more than ninety (90) days) in which (i) to complete any steps which might be taken to remedy the breach, as stated in the notification of breach, or (ii) if completion of those steps is not possible within a ninety (90) day period, to commence those steps required as stated in the notification of breach, on the condition that the defaulting Party continues to perform those steps with due diligence and the breach can be cured within a mutually agreeable reasonable period of time.

11.4 Effect on License of Termination by Provention for Cause. If Provention terminates this agreement under section 11.3.1, then (i) Provention’s licenses pursuant to Article 6 become perpetual exclusive licenses subject to the financial provisions of Article 8; and (ii) Provention has the right to offset against any monies owed to Janssen (pursuant to Article 8 of this agreement) all of its direct costs, losses and expenses incurred as a result of Janssen’s breach. In addition, within ninety (90) days after such termination, Janssen shall return or destroy, subject to Provention’s written instructions, all Provention Confidential Information including Provention Know-How in its possession.

11.5 Effect of Termination by Janssen For Cause or by Provention Without Cause. If Janssen terminates this agreement under section 11.3 or Provention terminates this agreement under section 11.2, the licenses granted to Provention terminate as of the agreement termination date and Provention shall, within thirty (30) days of the termination date, remit to Janssen all outstanding monies owed to Janssen at the time of such termination. In addition, within ninety (90) days after such termination, Provention shall:

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(a)	Return to Janssen or destroy, subject to Janssen’s written instructions, all Compound that it has in its possession, even if such is in the form of a Combination Product; and

(b)	Return or destroy, subject to Janssen’s written instructions, all documents containing Janssen Confidential Information, including Janssen Know-How in its possession. To the extent Janssen instructs that the documents should be destroyed, Provention shall certify to Janssen that such destruction has occurred.

11.6 Effect on Licenses of Termination by a Licensee For Bankruptcy. All rights and licenses granted to a licensee Party under this agreement are licenses of rights to intellectual property as defined in the bankruptcy laws of the United States and, to the extent permitted by law, will have the same effect in other jurisdictions. If an action in bankruptcy or insolvency is commenced by or against a licensor Party and the bankruptcy trustee, receiver, or other party assigned to oversee the disposition of the estate of the licensor Party rejects the further execution of the licensor Party’s obligations, the licensee Party retains its rights to operate under the licenses granted to it. In addition to the rights, powers and remedies expressly provided in this agreement, the licensee Party is entitled to exercise all other rights and powers and resort to all other remedies that exist at law or in equity in such event.

No termination of this agreement under section 11.2 or 11.3 will terminate any valid sublicense and each sublicensee will be a direct licensee of Janssen, provided that (a) all accrued payment obligations to Provention have been paid, and (b) such sublicensee agrees in writing to assume all applicable obligations of Provention under this agreement.

11.7 HSR Filing; Termination Upon HSR Denial. If Provention and Janssen determine that an HSR filing is necessary, each of Janssen and Provention shall, within five (5) days of the Effective Date (or such later time as may be agreed to in writing by the Parties), file with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice, or with equivalent foreign authorities, any HSR Filing required of it under the HSR Act in the reasonable opinion of either Party. Each of Janssen and Provention will use Diligent Efforts to do, or cause to be done, all things necessary, proper and advisable to, as promptly as practicable, take all actions necessary to make the filings required of Janssen and Provention or their respective Affiliates under the HSR Act. The Parties shall cooperate with one another to the extent necessary in the preparation of any such HSR Filing. Each Party shall be responsible for its own costs, expenses, and filing fees associated with any HSR Filing; provided, however, that Provention is solely responsible for any fees (other than penalties that may be incurred as a result of actions or omissions on the part of Janssen) required to be paid to any governmental agency in connection with making any such HSR Filing for acquisitions by Provention hereunder. If the Parties make an HSR Filing, then (i) the licenses and rights granted pursuant to this agreement shall not become effective until the HSR Clearance Date, and (ii) this agreement will terminate (a) at the election of either Party, immediately upon notice to the other Party, if the U.S. Federal Trade Commission or the U.S. Department of Justice, or an equivalent authority in the European Union, seeks a preliminary injunction under the antitrust laws against Janssen and Provention to enjoin the transactions contemplated by this agreement; (b) at the election of either Party, immediately upon notice to the other Party, in the event that the United States Federal Trade Commission or the United States Department of Justice, or an equivalent authority in the European Union, obtains a preliminary injunction under the antitrust laws against Janssen and Provention to enjoin the transactions contemplated by this agreement; or (c) at the election of either Party, immediately upon notice to the other Party, in the event that the HSR Clearance Date has not occurred on or prior to 180 days after the effective date of the HSR Filing. In the event that Janssen exercises it right of termination under this section, then Janssen will pay Provention an amount equal to the sum of the amounts of any upfront fee or milestone payment received by Janssen from Provention hereunder. For the avoidance of doubt, if Janssen exercises the Option pursuant to section 4.1, the parties acknowledge and agree that each party shall be responsible for compliance with the HSR Act and other antitrust laws in a manner substantially comparable to the provisions of this section 11.7.

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11.8 Failure to Obtain Qualified Financing. Should Provention not obtain Qualified Financing, as provided for in Section 2.1 within 7 days of the Effective Date, this Agreement shall automatically terminate and, other than the confidentiality obligations set forth in Article VII, which shall survive termination, neither Party shall have any further obligation hereunder.

11.9 Survival. The provisions of section 4.3.4, 4.4, Article 7, sections 8.8, 11.6, 12.1, 12.7, and 12.8 indefinitely survive any expiration or termination of this agreement.

ARTICLE 12: MISCELLANEOUS

12.1 Indemnification.

12.1.1	Janssen shall indemnify Provention and its Affiliates, and their respective directors, officers, employees and agents, against any claims of damages (except to the extent arising from any claims of intellectual property infringement), bodily injury, death, or property damage made by a Third Party (a “Third Party Claim”) to the extent arising from: (a) the negligence or willful misconduct of Janssen under this agreement; or (b) the material breach by Janssen of any warranty, representation or obligation of Janssen under this agreement. This indemnification does not apply to the extent an act or failure to act is due to the negligence or willful misconduct of Provention.

12.1.2	Provention shall indemnify Janssen and its Affiliates, and their respective directors, officers, employees and agents, against any Third Party Claim to the extent arising from (a) the negligence or willful misconduct of Provention under this agreement; (b) the material breach by Provention of any warranty, representation or obligation of Provention under this agreement; or (c) the Development, Manufacture, Commercialization or use by Provention or its representatives or agents under this agreement of any Product. This indemnification does not apply to the extent an act or failure to act is due to the negligence or willful misconduct of Janssen or to the extent Janssen has agreed to provide indemnication with respect to such act or failure pursuant to Section 12.1.1.

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12.1.3	If a Party (the “Indemnitee”) intends to claim indemnification under this section, it shall promptly notify the other Party (the “Indemnitor”) in writing of any Third Party Claim for which the Indemnitee intends to claim such indemnification. The failure of the Indemnitee to deliver written notice to the Indemnitor within a reasonable time after the commencement of any such action relieves the Indemnitor of any obligation to the Indemnitee under this section with respect to any such action, insofar as the failure prejudices the Indemnitor’s ability to defend a Third Party Claim. The Indemnitee shall permit the Indemnitor to control the litigation or settlement of such Third Party Claim, and cooperate fully with Indemnitor in all related matters, provided that unless agreed by Indemnitee (a) counsel appointed by Indemnitor to defend Indemnitee will not take any position which if sustained would cause Indemnitee not to be indemnified by Indemnitor and (b) no settlement will involve any terms binding on Indemnitee except payment of money to be paid by Indemnitor.

12.1.4	Neither Party is liable to the other for indirect, consequential, special or punitive damages under this agreement.

12.2 Force Majeure. Neither Party is liable to the other Party nor will it be deemed to have breached this agreement for failure or delay in performing any obligation under this agreement when such failure or delay is caused by or results from causes beyond the reasonable control of the affected Party including, but not limited to, embargoes, war, acts of war (whether war be declared or not), insurrections, riots, civil commotions, strikes, lockouts or other labor disturbances, fire, floods, or other acts of God, or acts, omissions or delays in acting by any governmental authority or the other Party. The affected Party shall notify the other Party of such force majeure circumstances as soon as reasonably practical, and shall promptly undertake reasonable efforts necessary to cure the force majeure circumstances.

12.3 Notification of Third Party Bid. At all times prior to the end of the Option Period, Provention will notify Janssen upon receipt of a Third Party bid to sublicense a Product and must obtain Janssen’s written consent, which shall not be unreasonably withheld, before granting any such sublicense. Once the Option Period has expired, Provention may grant a sublicense to a Third Party without Janssen’s consent, provided that: (a) Provention notifies Janssen in writing prior to granting the sublicense; and (b) the sublicense obliges the sublicensee to comply with the terms of any distribution agreement that the Parties may enter into pursuant to section 5.2.4.

12.4 Assignment. Except as provided in this section 12.4, this agreement may not be assigned or otherwise transferred, nor may any right or obligation be assigned or transferred, by either Party without the consent of the other Party, except that (i) Janssen may, without Provention’s consent, assign this agreement and its rights and obligations, in whole or in part, to an Affiliate and (ii) Provention may, without Janssen’s consent, assign this agreement, in whole or in part, to an Affiliate or in connection with a Change of Control. Any permitted assignee assumes all obligations of its assignor under this agreement and will be subject to all of the provisions of this agreement. Any attempted assignment not in accordance with this section is void. In the event of a permitted Change of Control, Janssen or Provention may, without the other’s consent, assign this agreement and all rights and obligations to the Change of Control party.

12.5 Severability. If any provision in this agreement is held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not be affected unless the absence of the invalidated provision(s) adversely affects the substantive rights of the Parties. The Parties will then use reasonable efforts to replace the invalid, illegal or unenforceable provision(s) with valid, legal and enforceable provision(s) which implement the purposes of this agreement.

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12.6 Notices. All notices that are required or permitted will be in writing and sufficient if delivered personally, sent by internationally-recognized courier or sent by registered or certified mail, postage prepaid, transmitted by facsimile, or by email, addressed as follows:

If to Janssen, to:	Head, External Value Creation Janssen Research & Development, LLC 1400 McKean Road Spring House, PA 19477 Email: smistry2@its.jnj.com

with a copy to:	Chief Intellectual Property Counsel Johnson & Johnson 1 Johnson & Johnson Plaza New Brunswick, NJ 08933 Email: jnjuspatent@corus.jnj.com

If to Provention, to:	Provention Bio, Inc. 110 Old Driftway Lane Lebanon, NJ 0883 Attn: Ashleigh Palmer, President & CEO Email: apalmer@celimmune.com

with a copy to:	Lowenstein Sandler LLP 65 Livingston Ave. Roseland, NJ 07068 Attn: Michael J. Lerner, Esq. Email: mlerner@lowerstein.com or to such other address as the Party to whom notice is to be given may have furnished to the other Party in writing. Any notice will have been given: (a) when delivered if personally delivered; (b) on the next business day after dispatch if sent by internationally-recognized overnight courier by facsimile or email; and/or (c) on the fifth (5th) business day following the date of mailing if sent by mail or other internationally-recognized courier. Notices are not sufficient if provided only between each Party’s representatives during the Reporting of section 3.2.

12.7 Applicable Law. This agreement is governed by and construed in accordance with the laws of the State of Delaware without reference to any rules of conflict of laws. The United Nations Convention on the Sale of Goods does not apply to this agreement.

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12.8 Dispute Resolution.

12.8.1 Resolution of Disputes: The Parties shall negotiate in good faith and use reasonable efforts to settle any dispute, controversy or claim arising from or related to this agreement or the breach thereof. If the Parties initially are unable to resolve a dispute despite using reasonable efforts to do so, either Party may, by written notice to the other, have the dispute referred to their respective senior management designated below or their respective successors, for attempted resolution by negotiation in good faith. The attempted resolution will take place no later than thirty (30) days following receipt of such notice. The designated management (each designated representative, an “Executive Officer”) are as follows:

For Provention: Ashleigh Palmer, President & CEO

For Janssen: Head, External Value Creation

If the Parties are unable to resolve the dispute, controversy or claim within thirty (30) days following the day on which one Party provides written notice of the dispute to the other in accordance with section 12.8.1, and a Party wishes to pursue the matter, each such dispute, controversy or claim that is not an Excluded Claim will be finally resolved by mediation followed by binding arbitration as set forth below. As used in this section, the term “Excluded Claim” means a dispute, controversy or claim that concerns the validity or infringement of a patent, trademark or copyright.

12.8.2 Mediation. The parties shall first attempt in good faith to resolve any Dispute by confidential mediation in accordance with the then current Mediation Procedure of the International Institute for Conflict Prevention and Resolution (“CPR Mediation Procedure”) (www.cpradr.org) before initiating arbitration. The CPR Mediation Procedure controls, except where that Procedure conflicts with these provisions, in which case these provisions control. The mediator will be chosen pursuant to the CPR Mediation Procedure. The mediation will be held in New York, New York.

Either party may initiate mediation by written notice to the other of the existence of a Dispute. The parties will select the mediator within twenty (20) days of the notice and the mediation will begin promptly after the selection. The mediation will continue until the mediator or either party, declares in writing, no sooner than after the conclusion of one full day of a substantive mediation conference attended on behalf of each party by a senior business person with authority to resolve the Dispute, that the Dispute cannot be resolved by mediation. In no event, will mediation continue more than sixty (60) days from the initial notice by a party to initiate meditation unless the parties agree in writing to extend that period.

Any period of limitations that would otherwise expire between the initiation of mediation and its conclusion is extended until twenty (20) days after the conclusion of the mediation.

12.8.3 Arbitration. If the parties fail to resolve the Dispute in mediation, and a party desires to pursue resolution of the Dispute, the Dispute will be submitted by either party for resolution in arbitration pursuant to the then current CPR Rules for Non-Administered Arbitration of International Disputes (“CPR Rules”) (www.cpradr.org), except where they conflict with these provisions, in which case these provisions control. CPR is designated as the Neutral Organization for all purposes. The arbitration will be conducted in English and held in New York, New York. All aspects of the arbitration will be treated as confidential.

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The arbitrators will be chosen from the CPR Panels of Distinguished Neutrals, unless a candidate not on the CPR Panel is approved by both parties. Each arbitrator must be a lawyer with at least fifteen (15) years’ experience with a law firm or corporate law department of over twenty-five (25) lawyers or who was a judge of a court of general jurisdiction. To the extent that the Dispute requires special expertise, the parties will so inform CPR prior to the beginning of the selection process.

The arbitration tribunal will consist of three arbitrators, chosen in accordance with Rules 5.3 and 6 of the CPR Rules. If, however, the aggregate award sought by the parties is less than $5 million and equitable relief is not sought, a single arbitrator will be chosen in accordance with Rules 5.3 and 6 of the CPR Rules.

Candidates for the arbitrator position(s) may be interviewed by representatives of the parties in advance of their selection, provided that all parties are represented.

The parties will select the arbitrator(s) within forty-five (45) days of initiation of the arbitration. The hearing will be concluded within nine (9) months after selection of the arbitrator(s) and the award will be rendered within sixty (60) days of the conclusion of the hearing, or of any post-hearing briefing, which briefing will be completed by both sides within forty-five (45) days after the conclusion of the hearing. In the event the parties cannot agree upon a schedule, then the arbitrator(s) shall set the schedule following the time limits set forth above as closely as practical.

The arbitrator(s) will be guided, but not bound, by the IBA Rules on the Taking of Evidence in International Commercial Arbitration (www.ibanet.org).

The hearing will be concluded in ten (10) hearing days or less. Multiple hearing days will be scheduled consecutively to the greatest extent possible. A transcript of the testimony adduced at the hearing will be made available to either party.

The arbitrator(s) shall decide the merits of any Dispute in accordance with the law governing this agreement, without application of any principle of conflict of laws that would result in reference to a different law. The arbitrator(s) may not apply principles such as “amiable compositeur” or “natural justice and equity.”

The arbitrator(s) shall render a written opinion stating the reasons upon which the award is based. The arbitrator(s) may award the costs and expenses of the arbitration as provided in the CPR Rules, but each bears its own attorney fees

The award may be entered and enforced in any court of competent jurisdiction. If a court is called upon to enforce an award in a court proceeding, the parties consent to the court’s requiring the party resisting enforcement to pay the reasonable attorney’s fees and costs incurred in that proceeding by the party seeking enforcement.

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Any party may seek emergency, interim, or provisional relief prior to the appointment of the arbitrator(s) from any court of competent jurisdiction, without waiver of the agreements to mediate and arbitrate. After appointment of the arbitrator(s), any request for emergency, interim, or provisional relief shall either be addressed to the arbitrator(s), which shall have the power to enter an interim award granting relief using the standards provided by applicable law, or to a court, but only with the permission of the arbitrator(s). Any interim award of the arbitrator(s) may be enforced in any court of competent jurisdiction.

EACH PARTY WAIVES: (1) ITS RIGHT TO TRIAL OF ANY ISSUE BY JURY, (2) WITH THE EXCEPTION OF RELIEF MANDATED BY STATUTE, ANY CLAIM TO PUNITIVE, EXEMPLARY, MULTIPLIED, INDIRECT, CONSEQUENTIAL OR LOST PROFITS/REVENUES DAMAGES, AND (3) ANY CLAIM FOR ATTORNEY FEES, COSTS AND PREJUDGMENT INTEREST.

12.9 Insurance. Provention agrees to procure and maintain in full force and effect during the term of this agreement valid and collectible insurance policies, including product liability insurance, in connection with its activities as contemplated under this agreement, which policies shall cover the activities of Provention, including its employees and agents. Provention shall provide to Janssen, at Janssen’s request, a certificate of coverage or other written evidence reasonably satisfactory to Janssen of such insurance coverage.

12.10 Entire agreement; Amendments. This agreement, together with the Schedules, contains the entire understanding of the Parties with respect to the subject matter of this agreement and supersedes and cancels all previous express or implied agreements and understandings, negotiations, writings and commitments, either oral or written, in respect to the subject matter. This agreement may be amended, or any term hereof modified, only by a written instrument duly executed by authorized representatives of both Parties.

12.11 Headings. The captions to the sections and subsections are not a part of this agreement, but are merely for convenience to assist in locating and reading the sections and subsections.

12.12 Independent Contractors. Janssen and Provention are independent contractors with respect to each other and the relationship between the two Parties is not a partnership, joint venture or agency. Neither Janssen nor Provention has the authority to make any statements, representations or commitments of any kind, or to take any action, binding on the other Party, without the prior written consent of the other Party.

12.13 Waiver. The waiver by either Party of any right, or the failure of the other Party to perform, or a breach by the other Party, is not a waiver of any other right or of any other breach or failure by such other Party.

12.14 Cumulative Remedies. No remedy referred to in this agreement is intended to be exclusive. Each is in addition to any other remedy referred to in this agreement or otherwise available under law.

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12.15 Compliance with Laws. The Parties shall comply with all applicable laws, rules, regulations and orders of the United States and applicable European countries and supra-governmental organizations and all jurisdictions and any agency or court thereof in connection with this Agreement and the transactions contemplated thereby.

12.16 FCPA. In connection with the performance of this Agreement, the Parties will comply with the Foreign Corrupt Practices Act (“FCPA”) of the U.S.A., laws of the Territory that impose restrictions and obligations in the Territory similar to those contained therein, and the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions dated 21 November 1997 as well as any amendments thereto (“Convention”). The Parties will not make any payment or offers to pay anything of value to any foreign government official in contravention of the FCPA or the Convention. Each Party warrants that it has not and will not pay or offer, directly or indirectly, any commission or finders or referral fee to any person or entity in connection with its activities hereunder.

12.17 Advice of Counsel. Each Party participated in the drafting of this agreement. In interpreting and applying the terms and provisions of this agreement no presumption will exist or be implied against the Party that drafted the terms and provisions.

12.18 Counterparts. This agreement may be executed in two or more counterparts, each of which is an original, but all of which together shall constitute one and the same instrument. Electronically signed and/or electronically transmitted signatures shall have the full force and effect of an original signature.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties have executed this agreement as of the as of the last date of execution by the parties hereto.

Janssen Pharmaceutica NV		Provention Bio, Inc.

By:	/s/ W. Coussement	By:	/s/ Ashleigh Palmer
Name:	W. Coussement	Name:	Ashleigh Palmer
Title:	Global Head Preclinical Development & Safety	Title:	President & CEO
Date:	4/12/2017	Date:	4/25/2017

By:	Thierry Demoncheaux
Name:	Thierry Demoncheaux
Title:	Vice President
Date:	4/12/2017

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Schedule 1: Transition Plan

The purpose of this Transition Plan is to allow Provention to begin, conduct, and conclude the Study. At a minimum, Janssen will, promptly after the Effective Date, transfer and/or provide, at reasonable cost to be negotiated between the parties, to Provention:

(i) all Janssen Know-How pertaining to the Compounds;

(ii) the JNJ-40346527 IND/ CTA file or equivalent, including requisite CMC module, and all regulatory correspondence pertaining to JNJ-40346527;

(iii) any dedicated reagents, assays, or other research tools relevant to the clinical study of the Compounds to enable completion of the Phase 2a clinical trial;

(iv) any and all other information, documentation, support, assistance and consultancy reasonably necessary, or as reasonably requested by Provention, to successfully transition and/or transfer the Compounds to Provention and/or Provention’s partners or appointed subcontractors, including such services and support required to achieve regulatory, ethics and product release approvals for any Products manufactured by Janssen.

In the event that the Buy-Back Option is not exercised, Janssen will promptly thereafter also provide, at reasonable cost to be negotiated between the parties, to Provention all technology transfer support and consultancy necessary to reliably set-up the JNJ-40346527 manufacturing process with a Provention contract manufacturing organization or partner.

For the purpose of designing, implementing and interpreting the Study in collaboration with Janssen, Provention will be provided access to Janssen’s Benchmark Data and Janssen Know-How. Benchmark Data shall include data owned or controlled by Janssen as of the date when the Study analysis is initiated by Provention relating to the Compounds in the Field, including: i) Crohn’s disease imaging (e.g., endoscopy), intestinal biopsy tissue and blood biomarkers (e.g., mRNA expression profiles, disease signature and CSF1R signature); ii) pharmacodynamic markers for JNJ-40346527 (e.g., blood receptor occupancy assay and results) in healthy volunteers and rheumatoid arthritis patients; and iii) pre-clinical data for CSF1R and JNJ-40346527.

Transfer of Materials. Janssen will, at cost, (i) transfer sufficient inventory of finished JNJ-40346527 active drug product for completion of the Study according to the plan shown in Schedule 1 (with Janssen making appropriate representations and warranties as to cGMP compliance); (ii) produce or provide sufficient cGMP inventory of finished JNJ-40346527 matching placebo for completion of the Study; (iii) provide adequate CMC and quality support and documentation to label, package, release and ship the finished cGMP active drug product and matching placebo to clinical trial sites and/or a corresponding storage and distribution subcontractor of Provention’s choice. Provention shall be responsible for all costs associated with the manufacture and shipment of the aforementioned inventory, but shall not be liable for the cost of manufacturing existing inventory of Compound in Janssen’s possession.

The Parties may enter into one or more agreements relating to the foregoing, which may include compensation to Janssen for the contemplated transfers.

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Schedule 2

Preliminary Clinical Plans for JNJ-40346527

V6 -September 23, 2016

PROPOSED STUDY DESIGN FOR A PHASE 2A POM/POC STUDY OF JNJ-40346527 IN CROHN’S DISEASE

-	BACKGROUND

○	CSF-1R mediates myeloid cell differentiation in the bone marrow. Its blockade is expected to result in reduction in pro-inflammatory macrophages (M1) and inflammatory dendritic cells (DC1) in gut tissue, what would result in amelioration of disease activity in IBD, particularly in Crohn’s disease, as the resident myeloid cells die off and are not replaced. The MOA is expected to be slower for induction of remission than other therapies, yet possibly more effective at preventing relapse.
○	Hypotheses to be tested:

●	1. In the context of inflammation, myeloid blockade will preferentially affect the differentiation of inflammatory myeloid cells vs anti-inflammatory myeloid cells, leading to amelioration of inflammation and prevention of relapse.
●	2. It is possible that inhibition of CSF-1R may have direct effect on tissue-resident myeloid cells and not just myeloid cell differentiation in the bone marrow, what could contribute to efficacy as an induction agent.

○	JNJ-40346527 is an oral small-molecule CSF-1R inhibitor which has been shown to be well tolerated yet ineffective in Rheumatoid Arthritis. Evidence of target engagement and reduction in myeloid cells in peripheral blood was demonstrated in the Phase 2 RA study. Janssen has generated positive pre-clinical data in animal models of IBD (adoptive transfer model).

-	GOAL OF THE STUDY

○	Conduct a Phase 2 “rapid go/no-go” trial in Crohn’s disease to inform the decision whether to take JNJ-40346527 into full development/Phase 2B. Base decision to move to dose-finding Phase 2B on the totality of the data, including robust objective endpoints, in this small signal-finding Phase 2A study.
○	Keep study as simple as possible to achieve cost- and time- savings vs standard Phase 2 studies in Crohn’s disease. Conduct the study with rigor but cost-effectively, creating a model that could be replicated in the future in similar situations.
○	Consider adding elements of future endpoints as long as feasibility is not impacted:

●	Endpoints in Crohn’s disease are rapidly evolving and regulatory success will soon be based on a combination of clinical and endoscopic endpoints, and not on CDAI as has been the case until now. Collecting data on the new key parameters would add value, though it should not jeopardize the goals of the study.

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●	FDA and EMEA will accept stool frequency (SF) and abdominal pain (AP) as contributing to the clinical endpoint, and SES-CD or CDEIS as the instrument to assess the endoscopic endpoint.
●	While we will continue to use CDAI as entry criteria and primary endpoint given the availability of data, we will attempt to enroll patients with minimal requirements for SF and AP, as well as SES-CD criteria.

○	Adapt design to MOA

●	Slow onset (late primary endpoint). Use vedolizumab as reference, expecting more efficacy at later time points.
●	To compensate for higher placebo effect of later endpoint, and given novel MOA not overlapping with others, choose previously-treated patient population for their lowest placebo effect (e.g., anti-TNF and anti-vedolizumab inadequate responders, IR)

●	This will improve enrolment and reduce remission rates in placebo arm (~10% average [range: 4-16%] except in small studies, with ~30%)]

●	Study MOA at the tissue level and study kinetics of effect (induction vs prevention of relapse)

○	Play to the strengths of the program:

●	Innovative science
●	Innovative endpoints with mRNA profiling and benchmarking against Janssen’s proprietary signatures
●	Convenience for patients and sites:

●	Oral
●	Patient- and site- friendly streamlined design
●	Try to leverage Janssen’s IBD dominance to offer incentives for participants (e.g., participation in extension with other Janssen assets).

-	PATIENT POPULATION

○	Moderate to severe Crohn’s Disease patients with objective inflammation and distal disease at baseline

●	CDAI 220-350 (also consider broader range of 220-450), and
●	Elevated CRP OR fecal calprotectin (FCP) OR mucosal ulceration

●	To be discussed: thresholds of CRP, FC that will maximize enrollment of patients with active endoscopic disease?
●	To be discussed: require minimum mucosal involvement of one segment to avoid criticism of subjects with negative mucosal evidence yet meeting CDAI criteria? (i.e. require SES-CD score of >=3?)
●	To be discussed: Possible requirement for stool frequency and abdominal pain: SF>=4 and AP >=2 (tentative inclusion unless significant impact on enrolment projections)

○	Having failed one biologic agent (anti-TNF, vedolizumab, etc; just one MOA failure)

-	DOSING REGIMEN

○	TBC: 150 mg BID vs placebo, oral formulation

[higher dose than in RA, needed for receptor occupancy]

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○	Adaptive design: Automatic down-dosing to 100 mg BID if the safety lab elevations (ALT, CPK, WBC, etc) were significantly higher than expected

●	Thresholds TBD

[narrow/inexistent tox margins will trigger push back from HAs, but expecting to be able to overcome them with adaptive design and since risks are known in humans and can be monitored]

-	DURATION OF DOSING AND OVERALL STUDY

○	12 weeks of dosing and 12 weeks of follow-up

[12 weeks dosing as we can’t go any longer in dosing (only have 3 months tox at this time. This may change if Janssen conducts additional tox studies, possibly enabling longer dosing and/or adding an open label study]

●	Primary endpoint at week 12 (in principle; TBD if change to week 8)

[late primary endpoint since slow MOA]

●	Secondary and safety endpoints at week 12 and 24

[add secondary efficacy endpoints at 24 weeks to cover possible prevention of relapse signal]

○	1-year target enrolment for target sample size of 80 (70-90) (see Sample Size below)

●	Possibility to increase enrolment by up to a quarter without delaying delivery of data by end of 3rd year of project

○	Unblinded Interim analysis by DSMB when 30-40% reach primary endpoint

●	Ensure no worsening (safety and select efficacy endpoints)
●	TBD: Futility analysis? (supporting RGNG design)

○	Consider incentives for participation:

●	Cross-over design?

●	At least, offer placebo group 12 weeks of open label drug after study end

●	Bridging study until Open Label enabled by toxicology?

●	Offer new 12-week course of drug to objective responders with an objective relapse

●	Enrolment into other Janssen study?

●	Study sequential therapy with another Janssen drug, eg. Simponi (anti-TNF, not approved for CD; this could be one way to get it approved), Stelara (anti-IL-12/23 p40) for induction followed by CSF1Ri for maintenance, other experimental meds

-	SAMPLE SIZE

○	Preliminary sample size: Ideal N approximately 80 (70-90), 3:2 randomization, 50 active and 30 placebo

●	Preliminary minimum acceptable enrollment: 70 (40 active - 30 placebo)
●	Bayesian statistics to “borrow” placebo subjects (~15%) from previous studies

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○	Power (TBD)

●	0.1 alpha expected to yield acceptable power for a change in CDAI
●	if actual placebo rate is >20-25%, then CDAI portion of the study may be uninterpretable, and more objective endpoint will have to be analyzed (to be further defined in the SAP), for example:

●	remission and >50% reduction in Calprotectin or CRP
●	change in SES-CD
●	Change in Histology score

-	PRIMARY ENDPOINT

○	Clinical effect at week 12, defined as change in CDAI as a continuous variable

-	SECONDARY AND EXPLORATORY ENDPOINTS

○	Clinical endpoints

●	Clinical response, defined by >=100-point decrease from baseline in CDAI
●	Clinical remission (CDAI <150)

○	Endoscopy

●	Response and remission as assessed by change in SES-CD score as continuous variable

●	Preferred over CDEIS
●	Central read (e.g., Robarts or BioClinica)

●	Proportion of patients with a 25% or 50% change from baseline in SES-CD

○	PoM endpoints

●	Circulating myeloid cells by flow cytometry

[Possibly the fastest endpoint to change in the study]

●	Mucosal Histology (biopsies at baseline and end of study): reduction in inflammatory myeloid cells (DC1, Macrophages)
●	Mucosal mRNA signature: reduction in disease signature, compared to anti-TNF and other benchmarks available

[This is the most sensitive endpoint. We will use Janssen’s tissue mRNA data as benchmark and should see a change if the drug works]

○	PROs

●	Novel Crohn’s endpoint based on SF and AP

○	Biomarkers of inflammation

●	Change in serum CRP: analysis of the subgroup with elevated CRP at baseline
●	Stool calprotectin: reduction in FCP (stool also stored for potential future microbiome analysis), thresholds in fecal calprotectin such as those with FC < 250 or FC <500.

-	OPERATIONAL CONSIDERATIONS (BASED ON RECENT EXPERIENCE)

○	Countries

●	Target 70% Eastern Europe (Ukraine, Hungry, Poland, Russia) and 30% US/Canada (possible: select EU countries such as Germany, Spain)

○	Enrollment estimates for 70-90 patients

●	Eastern Europe, approximately 0.2-0.3 patients/site/month
●	US/Canada approximately 0.1-0.2 patients/site/month

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○	Scree-Failure rate

●	Assuming 50%

○	Number of active sites:

●	40-50 sites

●	US/Canada: ~20 sites
●	Ukraine: ~10 sites
●	Poland: ~5 sites
●	Hungary: ~5 sites
●	Russia:~5 sites

○	Examples of CROs to be evaluated

●	PSI, Easthorn, Arensia for Eastern Europe
●	Robarts vs Bioclinica for endoscopy

○	Consider also at-home/in-pharmacy visits and remote data collection with the goal of improving ‘enrolability’ and reduce costs.

-	COMPOUND REQUIREMENTS

○	For the purposes of manufacturing and supply, we are planning supplies for 100 patients to be conservative in case circumstances changed or we had loss of a shipment (60 active, 40 placebo)
○	Safest approach for API planning purposes is to have inventory for both the high and the low dose scenarios for up to 60 active patients. In other words, to plan for 60 at 150 mg, 60 at 100 mg and 40 on placebo. And because we additionally plan on offering the placebo group 12 weeks of open label drug (at 150 or 100 based on safety) in order to help with enrollment, the conservative approach is to have inventory for 100 patients at 150 mg BID, 100 patients at 100 mg BID (which we hope we won’t need to use) and 40 patients worth of placebo.

○	Maximum compound requirements would be:

20,160 150-mg Capsules Needed For High-Dose Scenario:

-	100 patients x 2 capsules per day x 84 days = 16,800 capsules
-	In addition, we need 20% overage for inventory management purposes across sites: + 3,360 capsules
-	Total: 20,160 capsules

38,640 50-mg Capsules Needed For Low-Dose Scenario:

-	100 patients x 4 capsules per day x 84 days = 33,600 capsules [1,680 g]
-	Since we start with the high-dose, we may not need as much overage as the low-dosse arm would likely enroll less than 60 patients, so let’s say 15% overage, or 5,040 capsules
-	Total: 38,640 capsules

16,128 Matching Placebo Capsules:

-	40 patients x 4 capsules per day (it would be 2/day for high-dose and 4/day for low dose) x 84 days = 13,440
-	Then 20% overage = 2,688
-	Total = 16,128 capsules

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Schedule 3: Janssen Patents Rights

[****]

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Schedule 4: Joint Patents Rights

NONE

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